SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2011

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

1 Jinke Road,

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd. (Registrant)

Date: May 17, 2011	By:	/S/ LONGGEN ZHANG
	Name:	Longgen Zhang
	Title:	Chief Financial Officer

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

JinkoSolar Announces Closing of Offering of US$125 Million of Convertible Senior Notes

SHANGHAI, China, May 17, 2011 – JinkoSolar Holding Co., Ltd. (the “Company”) (NYSE: JKS), a fast-growing, vertically-integrated solar power product manufacturer with low-cost operations based in China, today announced the closing of its offering of US$125 million in aggregate principal amount of convertible senior notes due 2016 (the “notes”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The notes will be convertible into American depositary shares (“ADSs”), of the Company, each representing as of the date hereof four ordinary shares, par value US$0.00002 per share, of the Company, at an initial conversion rate of 29.6307 ADSs per US$1,000 principal amount to the notes (equivalent to an initial conversion price of approximately US$33.75 per ADS), subject to adjustment under certain circumstances.

The notes will accrue interest at an annual rate of 4.0%. Interest on the notes will be payable semiannually in arrears on May 15 and November 15 of each year, beginning November 15, 2011. The notes will mature on May 15, 2016, unless previously repurchased or converted in accordance with their terms prior to such date.

Concurrently with the offering, the Company entered into a capped call transaction with an affiliate of an initial purchaser. The cap price under the capped call transaction will initially equal a price approximately 75% above the last reported sale price of the ADSs on the NYSE on May 11, 2011. The capped call transaction is expected generally to reduce the potential dilution of the Company’s ordinary shares and ADSs upon a conversion of the notes in the event that the market value per ADS of the Company, as measured under the terms of the capped call transaction, is greater than the strike price of the capped call transaction (which initially corresponds to the conversion price of the notes and is subject to certain adjustments similar to those contained in the notes), but such reduction will be capped if such market value is greater than the cap price of the capped call transaction.

The notes and any ADSs issuable upon conversion of the notes, including the ordinary shares represented by such ADSs, will not be and have not been registered under the Securities Act, or any state securities law, and may not be offered or sold in the United States or to any U.S. persons absent registration under the Securities Act, or pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. This press release does not constitute an offer to sell or a solicitation of an offer to buy the notes or any ADSs issuable upon conversion of the notes, nor shall there be any offer, solicitation or sale of any notes or any ADSs issuable upon conversion of the notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing, vertically-integrated solar power product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China and sales and marketing offices in Shanghai, China, Munich, Germany, San Francisco, U.S. and Bologna, Italy. JinkoSolar has built a vertically-integrated solar product value chain with an integrated annual capacity of 900 MW each for silicon wafers, solar cells and solar modules as of March 31, 2011. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including Italy, Germany, Belgium, Spain, the United States, France and other countries and regions.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s public filings with the Securities and Exchange Commission, including its annual report on 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on April 25, 2011, as amended on May 10, 2011. All information provided in this press release is as of May 17, 2011. Except as required by law, JinkoSolar undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries, please contact:

In China:

Yvonne Young

JinkoSolar Holding Co., Ltd.

Tel: +86-21-6106-4018

Email: ir@jinkosolar.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: jks@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: jks@ogilvy.com